                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549


                                  -------------------



                                     SCHEDULE 13G
                                   (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) and (c) and
                   AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               EarthLink Network, Inc.
                 -----------------------------------------------------
                                   (Name of Issuer)


                        Common Stock, $.01 par value per share
                 -----------------------------------------------------
                             (Title of Class of Securities)


                                      270322 10 0
                 -----------------------------------------------------
                                    (CUSIP Number)


                            (Continued on following pages.)



                                   (Page 1 of 5 Pages)


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-------------------------------------------------------------------------------
CUSIP No. 270322 10 0                  13G                    Page 2 of 5 Pages


-------------------------------------------------------------------------------
1   Name of Reporting Person: Kevin M. O'Donnell
    I.R.S. Identification No. of Above Person (Entities Only):

-------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group                    (a) / /
                                                                        (b) / /

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3   SEC Use Only

-------------------------------------------------------------------------------
4   Citizenship or Place of Organization

    United States of America

-------------------------------------------------------------------------------

           Number of                    5  Sole Voting Power: 1,127,114 shares
            Shares
                                        ---------------------------------------

          Beneficially                  6   Shared Voting Power: 7,625 shares
            Owned By
                                        ---------------------------------------

              Each                      7   Sole Dispositive Power: 1,127,114
           Reporting                        shares
                                        ---------------------------------------

          Person With                   8   Shared Dispositive Power: 7,625
                                            shares

-------------------------------------------------------------------------------
9 Aggregate Amount Beneficially Owned by Each Reporting Person: 1,134,739 shares

-------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    / /

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11  Percent of Class Represented by Amount in Row (9): 9.9%

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12  Type of Reporting Person: IN

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                                 (Page 2 of 5 Pages)
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Item 1(a).     Name of Issuer:

               EarthLink Network, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3100 New York Drive
               Pasadena, California  91107

Item 2(a).     Name of Person Filing:  Kevin M. O'Donnell

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               9933 Beverly Grove Drive
               Beverly Hills, California  90210

Item 2(c).     Citizenship:  United States of America

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).     CUSIP Number:  270322 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) / /  Broker or dealer registered under Section 15 of the Act,

               (b) / /  Bank as defined in Section 3(a)(6) of the Act,

               (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

               (d) / / Investment Company registered under Section 8 of the Investment Company Act,

               (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

               (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;
                         see 13d-1(b)(1)(ii)(F),

               (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

               (h) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                 (Page 3 of 5 Pages)
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Item 4.   Ownership.

          (a)  Amount beneficially owned:  1,134,739 shares

          (b)  Percent of class:  9.9%

          (c)  Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote: 1,127,114 shares

                (ii)  Shared power to vote or to direct the vote: 7,625 shares*

               (iii)  Sole power to dispose or to direct the disposition of:
                      1,127,114 shares

                (iv) Shared power to dispose or to direct the disposition of:
                     7,625 shares*

          * Represents 7,538 shares of common stock and options to purchase an additional 87 shares of common stock held by the reporting person's son. The reporting person disclaims beneficial ownership of all shares held by his son or the shares issuable upon the exercise of options held by his son, and this information statement should not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 13 or for any other purpose.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.




                        [Signature appears on following page.]


                                 (Page 4 of 5 Pages)
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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      2/17/98
                                    -----------------------------------------
                                                       (Date)


                                              /s/ Kevin M. O'Donnell
                                    -----------------------------------------
                                                Kevin M. O'Donnell
                                                    Director
                                              EarthLink Network, Inc.






                                 (Page 5 of 5 Pages)